August 16, 2010

via U.S. mail and facsimile

Thomas E. Reinckens, Chief Executive Officer
Cache, Inc.
1440 Broadway
New York, NY 10018

> **Re:** **Cache, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **File No.: 0-10345**

Dear Mr. Reinckens:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services